

02007524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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Hours per response 12.00	

SEC FILE NUMBER
8- 53545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brandt Equities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Suite 1500
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Peterson — (312) 362-4068
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Peterson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Brandt Equities LLC, as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

24th day of February, 2002



Signature



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

Richard D. Peterson, Vice President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).


RECEIVED
FEB 2 8 2002

Brandt Equities LLC

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Brandt Equities LLC
Table of Contents
December 31, 2001


A&M&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Brandt Equities LLC

We have audited the accompanying statement of financial condition of Brandt Equities LLC (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brandt Equities LLC as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 15, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Brandt Equities LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 154
Receivable from broker-dealers	10,828,526
Securities owned	15,672,328
Other assets	33,000
Total assets	**$ 26,534,008**

Liabilities and Members' Equity

Liabilities	
Securities sold, not yet purchased	$ 13,347,674
Accounts payable and accrued expenses	1,511,575
Note payable	230,000
Total	15,089,249
Liabilities subordinated to claims of general creditors	4,000,000
Members' equity	7,444,759
Total liabilities and members' equity	**$ 26,534,008**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Brandt Equities LLC (the "Company") is a registered securities broker-dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities for its own account. The Company was formed on December 30, 1999, registered as a broker dealer, and commenced operations during October 2001. On October 1, 2001, the Company assumed certain assets and liabilities, and succeeded to the business of S.H. Brandt Investments Co., a registered broker dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Securities owned and securities sold, not yet purchased, are recorded on a trade date basis at market or quoted values, with unrealized profits and losses recorded as part of total revenue in the statement of income.

Income Taxes—The Company is treated as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 15,243,313	$ 12,903,606
Equity options	419,015	444,068
Preferred stock, nonmarketable	10,000	
Total	$ 15,672,328	$ 13,347,674

Note 3 Liabilities Subordinated to Claims of General Creditors

At December 31, 2001, subordinated borrowings from the owners of a member consist of:

Subordinated loan, due December 31, 2002, with interest at 6%	$ 1,000,000
Subordinated loan, due December 31, 2003, with interest at 6%	1,000,000
Subordinated loan, due December 31, 2004, with interest at 6%	2,000,000
Total	$ 4,000,000

The Company entered into these subordinated agreements, effective December 31, 2001, through the conversion of a $2,000,000 cash subordinated loan and a $2,000,000 secured demand note that was assumed by the Company on October 1, 2001. The assumed liabilities had provided for interest at 6 percent and maturity on December 31, 2001. The subordinated borrowings are available in computing net capital under the minimum capital requirements.

Note 4 Note Payable

From time to time, a member loans money to the Company. The loan is payable on demand and bears interest at a rate of 6 percent.

Note 5 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 5 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 6 Members' Equity

The Company's operating agreement provides for three classes of members with varying rights, preferences, privileges and obligations. Class A members have sole voting rights. All actions taken by Class A members require unanimous approval of Class A members. A designated Manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members and classes of members. The Manager has the authority to distribute to Class B and Class C members the balance of such members' equity accounts. Class B and Class C members must have prior consent from the Manager to withdraw their equity from the Company. In the event of dissolution of the Company, Class B and Class C members are not entitled to a liquidation preference.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $7,558,000 and $117,000, respectively. The minimum capital requirements may effectively restrict the payment of distributions and the repayment of liabilities subordinated to the claims of general creditors.